GRASIM

ADITYA BIRLA GROUP

04036587

August 4, 2004

82-3322

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459
USA

SUPPL

RECEIVED 2004 AUG 31 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

We write this to inform you that due to the flash floods in Bharuch and Surat Districts, the overflow of river Kim which is passing by the side of our Birla Cellulosic Plant at Kharach (Gujarat) has flooded some areas of our said Plant. As a result, we had to shutdown the operations of the said Plant today. As soon as the water recedes, the operations will be resumed after required repairs to the Plant & Machinery. All properties are duly covered under Flood Risk Insurance including "Loss of Profit". This suspension of operation is not likely to impact Company's overall profitability.

Thanking you,

Yours faithfully,

PROCESSED

SEP 01 2004

THOMSON FINANCIAL

Ashok Malu
Company Secretary

dlw 8/31

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)